UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 8, 2014

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	**(Commission File No.)**	**(I.R.S. Employer Identification No.)**

3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d)   At its August 8, 2014 meeting, the Company's Board of Directors elected Richard H. Lenny as a director to serve until the May 2015 Annual Meeting and determined him to be independent. Mr. Lenny, age 62, was an operating partner with Friedman Fleischer & Lowe LLC, a private equity firm, from 2011 to August 1, 2014, at which time he became a senior advisor. From 2001 through 2007 he served as Chairman, President and Chief Executive Officer of The Hershey Company, a manufacturer, distributor and marketer of candy, snacks and candy-related grocery products. He became a director of Discover Financial Services and ConAgra Foods, Inc. in 2009 and a director of McDonald's Corporation in 2005. Mr. Lenny has been appointed to the Audit and Compensation Committees of the Company.

Mr. Lenny will participate in the standard non-employee director compensation arrangements described in the Company's 2014 proxy statement.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a)   At its August 8, 2014 meeting, the Company's Board of Directors approved an amendment to Article III, Section 2 of the Company's By-Laws, effective August 8, 2014, to set a range for the number of directors, and provide that the exact number of directors within such range may be set from time to time by resolution of the Board of Directors acting by the vote of not less than a majority of the directors then in office. The text of Article III, Section 2, as amended, is as follows:

"SECTION 2. Number, Tenure and Qualifications. The number of directors of the corporation shall be not less than three nor more than twenty. The exact number of directors within such range may be set from time to time by resolution of the board of directors acting by the vote of not less than a majority of the directors then in office. No reduction in the number of directors shall have the effect of removing any director prior to the expiration of his term. Each director shall hold office for the term for which such director is elected or until a successor shall have been chosen and shall have qualified or until such director's earlier death, resignation, retirement, disqualification or removal."

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits

Exhibit Number	Exhibit Description
3	By-Laws of Illinois Tool Works Inc., as amended and restated as of August 8, 2014
99.1	Press Release issued by Illinois Tool Works Inc. dated August 8, 2014

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: August 8, 2014

By: /s/ Maria C. Green
Maria C. Green
Senior Vice President, General Counsel & Secretary